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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                               Atrion Corporation
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                    049904105
                                 (CUSIP Number)

                               John P. Stupp, Jr.
                            120 South Central Avenue
                                   Suite 1650
                               St. Louis, MO 63105
                                 (314) 638-5000

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 22, 1998
              Date of Event which Requires Filing of this Statement


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

CUSIP No. 049904105
1        NAME OF REPORTING PERSON
                  John P. Stupp, Jr.

         S. S. NO. OF ABOVE PERSON
                  ###-##-####

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a)  /   /
                                                                                                 (b)  /   /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                  OO and PF

5        CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                                      /  /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  USA

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           20,500

         8        SHARED VOTING POWER
                           135,000

         9        SOLE DISPOSITIVE POWER
                           20,500

         10       SHARED DISPOSITIVE POWER
                           135,000

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  155,500

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                                                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  5.5%

14       TYPE OF REPORTING PERSON
                  IN

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                                  SCHEDULE 13D

Item 1.  Security and Issuer

         This Schedule 13D relates to the common shares, par value $.10 per share (the "Shares"), of Atrion Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is One Allentown Parkway, Allen, Texas 75002.


Item 2.  Identity and Background

         (a)      This statement is filed by John P. Stupp, Jr.

         (b)      120 South Central Avenue
                  Suite 1650
                  St. Louis, MO 63105

         (c) Executive Vice President and Chief Operating Officer Stupp Bros., Inc. (a diversified holding company) 120 South Central Avenue
                  Suite 1650
                  St. Louis, MO 63105

         (d) During the last five years, Mr. Stupp has not been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors.

         (e) During the last five years, Mr. Stupp has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, subjected him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Stupp is a citizen of the United States of America.


Item 3.  Source and Amount of Funds or Other Consideration

         Mr. Stupp beneficially owns 155,500 Shares, of which 135,000 Shares were acquired by Stupp Bros., Inc. more than 40 years ago in exchange for property and services and are deemed to be beneficially owned by Mr. Stupp by reason of his positions as an executive officer and director of Stupp Bros., Inc. and as a voting trustee of a voting trust which owns 100% of the voting stock of Stupp Bros., Inc. Mr. Stupp purchased 4,000 Shares using personal funds. Mr. Stupp's beneficial ownership includes 4,000 Shares issuable pursuant to options to purchase Shares granted to him under the Issuer's 1997 Stock Incentive Plan which are currently exercisable or exercisable within 60 days and 12,500 Shares issuable pursuant to options to purchase Shares granted to him under the Issuer's 1998 Outside Directors Stock Option Plan which are currently exercisable or exercisable within 60 days.


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Item 4.  Purpose of Transaction

         Mr. Stupp acquired the 4,000 Shares held directly by him for investment purposes and may, from time to time, depending on his evaluation of the Issuer's business, prospects and financial condition, the market for the Shares, other opportunities available to Mr. Stupp, general economic conditions, regulatory conditions, financial and stock market conditions and other considerations, acquire additional Shares or dispose of Shares, either in the open market or in private transactions, or combinations thereof. The 135,000 Shares held indirectly by him through Stupp Bros., Inc. were acquired over 40 years ago.

         Other than as described in the preceding paragraph or as described in
Item 6 of this Schedule 13D, Mr. Stupp has no plans or proposals which relate to or would result in: (a) the acquisition or disposition by any person of the securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's Articles of Incorporation, Bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of the Issuer's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer

         (a) Mr. Stupp is the beneficial owner of 155,500 Shares, representing approximately 5.5% of the Issuer's outstanding Shares.

         (b) Mr. Stupp has (i) sole voting power and sole dispositive power with respect to 20,500 Shares (including 14,000 Shares which may be acquired by Mr. Stupp upon exercise of options currently exercisable and 2,500 Shares which may be acquired by Mr. Stupp upon exercise of options exercisable within 60 days) and (ii) shared voting power and dispositive power with respect to 135,000 Shares held by Stupp Bros., Inc. With respect to the 135,000 Shares referred to in clause (ii) of the preceding sentence, voting power and dispositive power is shared with the other voting trustees, executive officers and directors of Stupp Bros., Inc. The information required for each of these persons is set out below.

                  1.  (a)      Erwin P. Stupp, Jr.

                      (b)      120 South Central Avenue
                               Suite 1650
                               St. Louis, MO 63105

                      (c)      Chairman of the Board of Directors
                               Stupp Bros., Inc. (diversified holding company) 120 South Central Avenue
                               Suite 1650
                               St. Louis, MO 63105

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                           (d)      During the last five years, Erwin P. Stupp,
                                    Jr. has not been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors.

                           (e) During the last five years, Erwin P. Stupp, Jr. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, subjected him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                           (f) Erwin P. Stupp, Jr. is a citizen of the United States of America.

                  2.       (a)      Robert P. Stupp

                           (b)      120 South Central Avenue
                                    Suite 1650
                                    St. Louis, MO 63105

                           (c)      President
                                    Stupp Bros., Inc.
                                    (diversified holding company)
                                    120 South Central Avenue
                                    Suite 1650
                                    St. Louis, MO 63105

                           (d) During the last five years, Robert P. Stupp has not been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors.

                           (e) During the last five years, Robert P. Stupp has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, subjected him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                           (f) Robert P. Stupp is a citizen of the United States of America.

                  3.       (a)      E. P. Stupp, III

                           (b)      2191 Lemay Ferry Road
                                    St. Louis, MO 63125

                           (c)      Chief Executive Officer
                                    Lemay Bank & Trust Co. (banking)
                                    2191 Lemay Ferry Road
                                    St. Louis, MO 63125


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                           (d)      During the last five years, E. P. Stupp, III
                                    has not been convicted in any criminal
                                    proceeding, excluding traffic violations or similar misdemeanors.

                           (e) During the last five years, E. P. Stupp, III has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, subjected him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                           (f) E. P. Stupp, III is a citizen of the United States of America.

                  4.       (a)      R. Philip Stupp

                           (b)      3800 Weber Road
                                    St. Louis, MO 63125

                           (c)      Executive Vice President
                                    Stupp Bridge Company
                                    (structural steel fabrication)
                                    3800 Weber Road
                                    St. Louis, MO 63125

                           (d) During the last five years, R. Philip Stupp has not been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors.

                           (e) During the last five years, R. Philip Stupp has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, subjected him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                           (f) R. Philip Stupp is a citizen of the United States of America.

                  5.       (a)      Thomas L. Turner

                           (b)      120 South Central Avenue
                                    Suite 1650
                                    St. Louis, MO 63105

                           (c) Chief Financial Officer Stupp Bros., Inc. (diversified holding company) 120 South Central Avenue Suite 1650 St. Louis, MO 63105

                           (d) During the last five years, Mr. Turner has not been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors.

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                           (e) During the last five years, Mr. Turner has
                               not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, subjected him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                           (f) Mr. Turner is a citizen of the United States of
                               America.

                  6.       (a) Kenneth J. Kubacki

                           (b) 3800 Weber Road
                               St. Louis, MO 63125

                           (c) President
                               Stupp Bridge Company (structural steel
                               fabrication)
                               3800 Weber Road
                               St. Louis, MO 63125

                           (d) During the last five years, Mr. Kubacki has
                               not been convicted in any criminal
                               proceeding, excluding traffic violations or similar misdemeanors.

                           (e) During the last five years, Mr. Kubacki has
                               not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, subjected him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                           (f) Mr. Kubacki is a citizen of the United States of
                               America.

                  7.       (a) Daniel J. O'Leary

                           (b) 12555 Ronaldson Road
                               Baton Rouge, LA 70807

                           (c) President
                               Stupp Corporation (manufacturer of steel line pipe)
                               12555 Ronaldson Road
                               Baton Rouge, LA 70807

                           (d) During the last five years, Mr. O'Leary has
                               not been convicted in any criminal
                               proceeding, excluding traffic violations or similar misdemeanors.

                           (e) During the last five years, Mr. O'Leary has
                               not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, subjected him to a judgment, decree or final order enjoining future violations of, or prohibiting or

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                                    mandating activities subject to, federal or
                                    state securities laws or finding any
                                    violation with respect to such laws.

                           (f) Mr. O'Leary is a citizen of the United States of America.

         (c) Mr. Stupp has not effected any transactions in the Shares during the past 60 days.

         (d) Stupp Bros, Inc. has the right to receive dividends from and the proceeds from any sale of the 135,000 Shares held by it.

         (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

         Mr. Stupp has options to purchase 4000 Shares under the Issuer's 1997 Stock Incentive Plan, options to purchase 20,000 Shares under the Issuer's 1998 Outside Directors Stock Option Plan, and may receive further options under the Issuer's 1997 Stock Incentive Plan. Those options are subject to the terms and conditions of the option plans listed above and award agreements under those plans.


Item 7.  Material to be Filed as Exhibits

         (a) Atrion Corporation 1997 Stock Incentive Plan [Incorporated by reference to Exhibit 4.4(b) filed with the Issuer's Form S-8 Registration Statement No. 333-56509, dated June 10, 1998];

         (b) Form of Atrion Corporation 1997 Stock Incentive Plan Award Agreement for Nonqualified Stock Option for Director [Incorporated by reference to Exhibit 4.7 filed with the Issuer's Form S-8 Registration Statement No. 333-56509, dated June 10, 1998];

         (c) Atrion Corporation 1998 Outside Directors Stock Option Plan [Incorporated by reference to Exhibit 4.4 filed with the Issuer's Form S-8 Registration Statement No. 333-56511, dated June 10, 1998];

         (d) Form of Atrion Corporation 1998 Outside Directors Stock Option Plan Stock Option Agreement [Incorporated by reference to Exhibit 4.5 filed with the Issuer's Form S-8 Registration Statement No. 333-56511, dated June 10, 1998].


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 30, 1999.

                                        /s/ John P. Stupp, Jr.
                                        ----------------------------------------
                                        John P. Stupp, Jr.

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